Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
JUNE 30, 2007

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the March 31, 2007 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements.  These statements are presented on the accrual basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three months ended June 30, 2007 and 2006.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	June 30,	March 31,
	2007	2007

Assets

Current assets
Cash and cash equivalents	$298,058	$179,970
Term deposit	-	275,000
Marketable securities (Note 3)	1,932,289	4,632
Amounts receivable	132,487	127,487
Advances and prepaid expenses	56,483	11,260

	2,419,317	598,349
Long-term investment (Note 3)	-	920,000
Investment in Camphor Ventures Inc. (Note 4)	-	7,519,747
Mineral properties (Note 5)	42,344,598	1,552,553
Deferred exploration costs (Note 5)	31,021,551	31,017,771
Equipment	-	7,407

Total assets	$75,785,466	$41,615,827

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$259,665	$418,799

Long-term liabilities
Future income tax liabilities	14,523,254	-

Shareholders' equity:
Share capital (Note 6)	84,909,925	66,579,083
Contributed surplus (Note 6)	1,475,966	701,626
Deficit	(26,391,001)	(26,083,681)
Accumulated other comprehensive income (Note 2)	1,007,657	-

Total shareholders' equity	61,002,547	41,197,028

Total liabilities and shareholders' equity	$75,785,466	$41,615,827

See accompanying notes to unaudited interim consolidated financial statements

Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended
		June 30,
	2007	2006

Expenses:
Amortization	$-	$196
Consulting fees (Note 9)	124,650	52,323
Salary and benefits	40,582	31,695
Interest and bank charges	858	226
Office and administration	33,199	16,016
Professional fees	33,100	18,726
Promotion and investor relations	2,557	39,207
Transfer agent and regulatory fees	44,693	30,107
Travel	17,070	16,089

Net loss for the period before the undernoted	(296,709)	(204,585)
Interest	3,628	6,075
Write-down of capital assets	(14,239)	-

Net loss for the period	(307,320)	(198,510)
Deficit, beginning of period	(26,083,681)	(24,122,418)

Deficit, end of period	$(26,391,001)	$(24,320,928)

Basic and diluted loss per share	$(0.01)	$(0.00)
Weighted average number of shares outstanding	59,423,365	53,391,616

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statement of Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended
		June 30,
	2007	2006

Net loss for the period	$(307,320)	$(198,510)

Other Comprehensive Income (Note 3)
Unrealized gains on marketable securities	1,007,657	-

Comprehensive Income	$700,337	$-

Consolidated Interim Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended
		June 30,
	2007	2006

Balance, Beginning of Period	$-	$-
Other Comprehensive Income (Note 3)	1,007,657	-

Balance, End of Period	$1,007,657	$-

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended
		June 30,
	2007	2006

Cash flows provided by (used in):

Operating activities
Net loss for the period	$(307,320)	$(198,510)
Items not requiring an outlay of cash
Amortization	-	196
Write-down of capital assets	14,239	-
Changes in non-cash working capital items
Amounts receivable	(88,938)	(27,378)
Advances and prepaid expenses	(45,223)	(84,636)
Accounts payable and accrued liabilities	(115,972)	(47,213)

	(543,214)	(357,541)

Investing activities
Deferred exploration costs	(3,780)	-
Term deposit	275,000	(275,000)
Costs associated with investment in Camphor	(28,124)	-
Cash contributed by Camphor	418,206

	661,302	(275,000)

Financing activities
Shares issued for cash	-	776,250

Change in cash and cash equivalents during the period	118,088	143,709
Cash and cash equivalents, beginning of the period	179,970	845,452

Cash and cash equivalents, end of the period	$298,058	$989,161

Supplemental non-cash investing and financing activities (Note 4)

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

1.         Nature of Operations and Basis of Presentation

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with third parties (see Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties.  These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements.  In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three month period ended June 30, 2007 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2008.

The consolidated balance sheet at March 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.  The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2007, except as described in Note 2.  For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2007.

2.         Change in Accounting Policies

Effective April 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of April 1, 2007:

Cash and cash equivalents	Held-for-trading
Marketable securities	Available-for-sale
Amounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855.  The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on April 1, 2007.

b)	Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.

c)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

3.         Marketable Securities

During the three months ended June 30, 2007, the Company re-evaluated its investment in Northern Lion Gold Corp. (“Northern Lion”) resulting in its reclassification to marketable securities. The investment in Northern Lion consists of 4,000,000 common shares.  The quoted market value of the Northern Lion shares was $1,880,000 at June 30, 2007 (March 31, 2007 - $1,200,000).  Subsequent to June 30, 2007, the Company sold its 4,000,000 shares in Northern Lion for net proceeds of $1,995,400.

The quoted market value of marketable securities, excluding the shares of Northern Lion, at June 30, 2007 was $52,289 (March 31, 2007 - $51,808).

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

4.         Investment in Camphor Ventures Inc.

During the three months ended ending June 30, 2007, the Company acquired 9,884,915 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 66 percent of the issued and outstanding common shares of Camphor that the Company did not already own, and bringing the Company’s holdings in Camphor to 100%, and the Company’s interest in the Gahcho Kué project to 49%, with De Beers Canada holding a 51% interest.  A total of 4,052,816 Mountain Province shares were issued in exchange for the Camphor shares.  The Company has valued the common shares issued in this transaction based on the market price of the Company’s shares on the various dates the consideration was exchanged.

In addition to the issuance of common shares, the Company took up the 485,000 stock options of Camphor, and exchanged them for 198,850 stock options of the Company.  These replacement stock options were valued at their estimated fair market value using the Black-Scholes model with the following assumptions:  dividend yield of 0%; expected volatilities of 34% to 64%; risk-free interest rate of 4.64% and expected lives between 2.83 and 10.33 months.

The preliminary allocation of the purchase price is summarized in the table below.  This allocation is subject to change.

Purchase price:
4,052,816 Common shares issued in exchange for 9,884,915 Camphor common shares outstanding (net of 4,992,750 shares in Camphor held by the Company)	$18,330,842
Estimated value of the replacement options	774,340
Estimated transaction costs	233,879
Camphor shares previously owned by the Company	7,313,992
$26,653,053
Purchase price allocation
Net current assets	$384,262
Mineral properties	40,792,045
Future income taxes	(14,523,254)
$26,653,053

5.	Mineral Properties and Deferred Exploration

Acquisition costs:

	June 30,	March 31,
	2007	2007

Gahcho Kué Project, opening balance	$1,552,553	$1,552,553
Mineral Acquisition Properties - Camphor acquisition	40,792,045	-

Closing balance, Acquisition costs	$42,344,598	$1,552,553

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

Deferred exploration:

	June 30,	March 31,
	2007	2007

Gahcho Kué Project	$31,017,771	$30,929,049
Consulting	-	77,801
Mining lease costs	3,780	10,921

Closing balance, Deferred exploration	$31,021,551	$31,017,771

Gahcho Kué Project:

As of June 20, 2007, the Company holds a 49% interest (see Note 6) in the Gahcho Kué project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada Exploration Inc. (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué project.

6.         Share Capital and Contributed Surplus

(a)           Authorized
Unlimited number of common shares without par value

(b)           Issued and fully paid
Common shares:
	Number of
	Shares	Amount

Balance, March 31, 2007	55,670,715	$66,579,083
Issuance of shares upon investment in	4,052,816	18,330,842
Camphor Ventures Inc. (Note 4)

Balance, June 30, 2007	59,723,531	$84,909,925

(c)           Stock Options and Contributed Surplus

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002.  The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan.  The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at June 30, 2007, there were 1,337,432 shares available to be issued under the Plan.   The options issued in exchange for Camphor options were granted outside of the Plan with the approval of the Toronto Stock Exchange.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

The following table reflects the continuity of stock options during the period, and the related amounts recorded within contributed surplus:

		Weighted
		Average
	Stock	Exercise	Contributed
	Options	Price	Surplus

Balance, March 31, 2007	410,000	$2.73	$701,626
Options granted in exchange for Camphor options	198,850	0.81	774,340

Balance, June 30, 2007	608,850	$2.10	$1,475,966

As at June 30, 2007, the Company had the following stock options outstanding:

	Black-Scholes	Number of	Exercise	Weighted Average
Expiry Date	Value ($)	Options	Price ($)	Remaining Life

September 13, 2007	211,406	51,250	0.56	0.02 years
October 21, 2007	11,026	10,000	1.36	0.01 years
January 30, 2008	308,324	86,100	1.15	0.08 years
April 30, 2008	254,610	61,500	0.56	0.08 years
October 1, 2009	189,400	200,000	1.96	0.74 years
November 1, 2010	180,100	100,000	2.63	0.55 years
January 30, 2011	321,100	100,000	4.50	0.59 years

	1,475,966	608,850	2.10	2.07 years

7.         Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.
For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2007 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

8.         Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to the common shareholders equals the reported loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three Months Ended June 30, 2007
(Unaudited)

9.	Related Party Transactions

As at June 30, 2007, $15,000 (2006 - $23,750) was owed to directors of the Company for unpaid directors' fees.  This amount is payable on demand, unsecured and non-interest bearing.

In November 2005, the Company entered into a consulting agreement with the President and CEO of the Company.  Compensation per the agreement is $12,500 per month.

Effective May 11, 2006, the Company entered into a consulting agreement with the Chief Financial Officer (“CFO”) to provide financial and corporate secretarial services on the basis of time spent.

Included in Consulting Fees expense for three months ended June 30, 2007 is $37,500 (2006 - $37,500) accrued or paid to the President and CEO of the Company for services rendered, and $44,625 (2006 - $12,621) accrued or paid to the CFO of the Company, each pursuant to consulting agreements with the President and CEO and the CFO respectively.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.